Exhibit 99.1

TransAlta Reports Third Quarter 2018 Results

CALGARY, Oct. 31, 2018 /CNW/ -

Third Quarter 2018 Financial Highlights

  Funds from operations were $204 million, an increase of $8 million over 2017
  Free cash flow was $94 million compared to $101 million in 2017

Year-to-Date 2018 Financial and Operating Highlights

  Free cash flow increased $199 million to $426 million, compared to the same period last year
  Reduced net debt through the early redemption of our $400 million bond due in 2019
  Commissioned the Kent Hills wind farm expansion bringing total generating capacity to 167 MW

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported third quarter 2018 financial results which continued to demonstrate our progress in reducing corporate debt, advancing our transition to clean power generation, and improving operating performance.

On a year-to-date basis, funds from operations(1) of $710 million and free cash flow(1) of $426 million are up $125 million and $199 million, respectively. The increase in funds from operations was primarily driven by the one-time payment in the first quarter for the early termination of the Sundance B and C Power Purchase Arrangements ("PPAs").  Additionally, the Hydro segment continued to benefit from the increased prices for power and ancillary services in Alberta which resulted in a 50% increase in Comparable EBITDA(1) for the first nine months of the year compared to last year.  Lower capital requirements, primarily due to the retirement and mothballing of units at Sundance, benefitted free cash flow during the first nine months of the year.

During the quarter we exercised the early redemption of our $400 million bond due in 2019 with the proceeds from our off-coal bond offering of approximately $345 million which was issued at a significantly lower interest rate. As a result, we are ahead of plan in reducing net debt and strengthening our balance sheet. Our next bond maturity is due in 2020 and we expect to fund the repayment from cash flow.

"With one of the strongest balance sheets in the industry, we are well positioned to generate strong cash flows over the long-term and deliver on our strategy to be one hundred per cent clean energy by 2025," said Dawn Farrell, President and Chief Executive Officer. "Consistent with our strategy, we completed the expansion project at the Kent Hills wind farm and announced a collaboration with Microsoft, a leader in the procurement of renewable energy, on our Big Level wind project."

Other Highlights

  Retired the previously mothballed Sundance Unit 2 due to its relatively short useful life, small size relative to other units, and the capital required to return the unit to service.
  Exercised the early redemption of the outstanding 6.40 per cent debentures due November 2019 for approximately $425 million funded through the proceeds of the July 20, 2018 off-coal bond offering of approximately $345 million at a rate of 4.509 per cent per annum.
  Purchased and cancelled 1,907,200 common shares, at an average price of $7.34 per share during the first nine months of the year through our Normal Course Issuer Bid which commenced March 14, 2018.

Subsequent Events

  Completed the 17 MW expansion of the Kent Hills wind facility in New Brunswick, bringing total generating capacity of the Kent Hills wind farm to approximately 167 MW.
  Announced Microsoft Corp. as the counterparty to the 15-year PPA signed earlier this year for the 90 MW Big Level wind facility under construction in Pennsylvania.

Third Quarter 2018 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended		9 Months Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Canadian Coal	79	82	344 (a)	258
U.S. Coal	18	24	63	68
Canadian Gas	59	56	186	201(b)
Australian Gas	30	45	92	108
Wind and Solar	42	26	141	136
Hydro	26	19	92	61
Energy Marketing	14	12	31	20
Corporate	(19)	(19)	(59)	(65)
Total Comparable EBITDA	249	245	890	787
a) Includes $157 million in compensation from the Balancing Pool for the early termination of the Sundance B and C PPAs.
b) Includes $34 million payment from the OEFC relating to the settlement of an indexation dispute.

  Canadian Coal: Excluding the $157 million in compensation from the Balancing Pool for the early termination of the Sundance B and C PPAs, Comparable EBITDA for the three and nine months ended September 30, 2018 decreased $3 million and $71 million respectively, compared to 2017. Gross margin was negatively impacted by the expiry of the Sundance A PPA and the termination of the Sundance B and C PPAs, and higher carbon costs.
  U.S. Coal: Comparable EBITDA decreased $6 million and $5 million, respectively, for the three and nine months ended September 30, 2018 compared to 2017. The reduction in Comparable EBITDA was primarily due to unplanned outages in July and September of 2018.
  Canadian Gas: Comparable EBITDA for the three months ended September 30, 2018 increased by $3 million compared to 2017, due to higher realized margins in 2018. On a year-to-date basis, Comparable EBITDA decreased by $15 million, mainly due to the $34 million contract indexation dispute settlement received in 2017, which was partially offset by higher margins received in 2018.
  Australian Gas: Comparable EBITDA decreased $15 million and $16 million, respectively, for the three and nine months ended September 30, 2018 compared to 2017, primarily due to the sale of the Solomon Power Station.
  Wind and Solar: Comparable EBITDA for the three and nine months ended September 30, 2018 increased by $16 million and $5 million, respectively, compared to 2017, due to higher merchant pricing in Alberta and the receipt of insurance proceed related to Wyoming Wind. Comparable EBITDA for the third quarter also benefited from the recognition of unrealized mark-to-market gains.
  Hydro: Comparable EBITDA for the three and nine months ended September 30, 2018 increased $7 million and $31 million, respectively, compared to 2017, primarily due to an increase in revenues from ancillary services at higher market prices, which more than offset the lower generation.
  Energy Marketing: For the three and nine months ended September 30, 2018 Comparable EBITDA was higher by $2 million and $11 million, respectively. The quarter over quarter increase in Comparable EBITDA was due to strong results from Western markets, while year-to-date results primarily reflect a return to typical results after weak performance in the first quarter of 2017.
  Corporate: Our Corporate overhead costs of $19 million for the third quarter of 2018 were in line with the third quarter of 2017. For the first nine months of 2018, Corporate overhead costs have been reduced by $6 million relative to 2017 due to lower incentive payments and cost reduction initiatives.

Consolidated Earnings Review

The net loss attributable to common shareholders during the third quarter of 2018 was $86 million compared to a net loss of $27 million in 2017. The increased net loss during the quarter was driven by lower operating income, lower finance lease income related to the sale of the Solomon facility, offset by an increase in tax recovery.  For the nine months ended September 30, 2018, the net loss was $126 million compared to a loss of $45 million for the same period in 2017. The higher net loss in 2018, compared to 2017, was due primarily to lower operating income, lower finance lease income, and higher taxes.

Sustaining capital invested during the third quarter of 2018 totaled $49 million, an increase of $9 million over the comparable quarter in 2017. Conversely, for the nine months periods ending September 30, 2018, sustaining capital of $112 million was $61 million lower than the comparable periods in 2017. Total capital expenditures for the year are now expected to be in the range of $185 million to $220 million, slightly below our previous guidance of $215 million to $235 million.

Operating Review

Adjusted availability for the three and nine months ended September 30, 2018 were 93.7 per cent and 91.3 per cent, respectively, compared to 86.5 per cent and 86.3 per cent for the same periods in 2017. The increase is primarily due to a reduction in the number of unplanned outages compared to the first half of 2017.

Production for the three and nine months ended September 30, 2018 decreased 2,005 GWh and 6,393 GWh, respectively, compared to 2017, despite higher availability, primarily due to the Sundance units becoming merchant, which resulted in less dispatching.

Third Quarter and YTD 2018 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		9 Months Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Adjusted availability (%)(2,3)	93.7%	86.5%	91.3%	86.3%
Production (GWh) (3)	7,762	9,767	20,133	26,526
Revenue	593	588	1,627	1,669
Comparable EBITDA	249	245	890	787
Net Loss attributable to common shareholders	(86)	(27)	(126)	(45)
Funds from Operations	204	196	710	585
Cash Flow from Operating Activities	159	201	688	545
Free Cash Flow	94	101	426	227
Net Loss per common share attributed to common shareholders	(0.30)	(0.09)	(0.44)	(0.16)
Funds from operations per share	0.71	0.68	2.47	2.03
Free cash flow per share	0.33	0.35	1.48	0.79
Dividends declared per common share	0.04	0.04	0.12	0.08

Notes
(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) Availability and production includes all generating assets (generation operations and finance leases that we operate).
(3) Adjusted for economic dispatching at U.S. Coal.

TransAlta is in the process of filing its Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference call
We will hold a conference call and webcast at 8:30 a.m. MST (10:30 a.m. EST) today, October 31, 2018, to discuss our third quarter 2018 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers – Third Quarter 2018 Results:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 4867286 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward looking statements including, without limitation, statements pertaining to TransAlta's business and anticipated future financial performance; our strategy, including as it relates to increasing free cash flow, improving operating performance, reducing corporate debt and strengthening our balance sheet; funding the repayment of the next bond maturity in 2020 with cash flow; executing on growth strategies; completing the construction of the Big Level wind project; and advancing the transition to clean power generation. These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; negative impact to our credit ratings; legislative or regulatory developments and their impacts, including as it pertains to the capacity market being developed in Alberta; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables, including those pertaining to South Hedland; and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2017. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2018/31/c8662.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 31-OCT-18